UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2013

(Commission File No. 001-35193)

Grifols, S.A.

_____________________________________

(Translation of registrant’s name into English)

________________________

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________._______________.

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated November 20, 2013.	2

Grifols, S.A. Parc Empresarial Can Sant Joan Av. de la Generalilat. 152-158 08174 Sant Cugat del Vallès Barcelona - ESPANA Tel. +34 935 710 500 www.grifols.com

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), Grifols, S.A. (the “Company”) hereby notifies the acquisition of 21.30%, by means of the subscription of a capital increase with the exclusion of the preemptive rights, of the biotechnological company TiGenix N.V. (“TiGenix”), listed at the NYSE Euronext Brussels (TIG), based in Leuven, and with commercial offices in Madrid and Sittard-Gellen (the Netherlands).

This investment has been carried out through Gri-Cel, S.A., a 100% owned-subsidiary of Grifols, which corporate purpose consists in the investment and management of companies devoted to the development of advanced therapies and personalized medicine.

TiGenix is a leading cell therapy company, which obtained the first approval in Europe for an advanced therapy product named ChondroCelect.

TiGenix is the 100% shareholder of TiGenix, S.A. (formerly Cellerix, S.A.), a company dedicated to the research and development of therapies based on adipose derived stem cells. A Phase III trial in an advanced stage is currently being performed for the treatment of perianal fistulas in patients with Crohn’s disease (“Cx601”). Cx601 has been designated as an Orphan Drug by the European Medicines Agency.

The agreement with TiGenix foresees the appointment of two board members by Grifols and the preferential right to negotiate the development and commercialization of all products owned by TiGenix (except for ChondroCelect).

The price agreed for the acquisition of 21.30% of TiGenix’ share capital is EUR 12 million.

Barcelona, 19 November 2013

____________________________

Raimon Grifols Roura

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 20, 2013